Grady's Cold Brew, Inc.



ANNUAL REPORT

819 Garrison Ave

Bronx, NY 10474

(703) 749-1125

gradyscoldbrew.com

This Annual Report is dated April 28, 2023.

BUSINESS

Grady's Cold Brew, Inc is a privately held coffee company that produces award winning cold brew products (both liquid and dry) under the Grady's Cold Brew trademark. The company was founded in 2011 by Grayson Laird, David Sands, and Kyle Buckley. The company's business model centers on wholesale through the Natural and Conventional Retail Channels, wholesale through the Food Service and Office Channels, and a direct-to-consumer business model that allows consumers home/office delivery and subscription options. All liquid products are currently produced in-house at our brewery in the South Bronx.

Grady's Cold Brew relies on a close partnership with their longtime Brooklyn-based coffee roaster and their specialized local co-packer based in NJ. Grady's also uses a highly efficient network of trusted wholesale distributors (including national distributors Unfi and KeHE), retailers (Whole Foods, Publix, Walmart, Target, etc) and 3rd party online stores such as Amazon, Walmart, and Fresh Direct.

Grady's Cold Brew was previously formed as a New York limited liability company under the name of Kebapolis LLC, but converted to a C-Corporation (Grady's Cold Brew, Inc.) in October 2019 through a statutory merger for the purpose of the StartEngine campaign. Kebapolis LLC has been completely merged into Grady's Cold Brew, Inc. and no longer survives as a separate entity.

Previous Offerings

Name: Class B Membership Units

Type of security sold: Equity

Final amount sold: $1,350,000.00

Number of Securities Sold: 1,350,000

Use of proceeds: Trade Spend (in-store demos, merchandizing, slotting fees); Key Hires (Director of Sales, Regional Sales Reps, Brand Strategist); Working Capital (new product development, production, inventory)

Date: September 26, 2017

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Working Capital

Date: March 19, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Net Revenues increased 8.3% from $6,328,389 in 2021 to $6,854,444 in 2022, and Cost of Good Sold increased 16.1% from $2,972,072 in 2021 to $3,452,271 in 2022, causing a 1.4% increase in Gross Profit from $3,356,317 in 2021 to $3,402,173 in 2022. The increase in revenues from year to year was mainly due to higher sales in the ecommerce and food service channels. Increases in cost of goods sold was due to inflation and global supply chain issues.

Net Income for the year was $98,162, an increase of $1,058 from 2022. Operations expenses were a large source of savings this year, but most of that decrease has been offset by an inventory write-down to account for product that will expire unsold in 2023.

Historical results and cash flows:
As of December 31, 2022, the company had cash in back in the amount of $333,358 a 22.7% increase from cash of $271,677 as of December 31, 2021. There was a 10.4% decrease in Account Receivables from 385,971 in 2021 to $345,588 in 2022. Company's inventories also went up 32.6% from $305,387 in 2021 to $405,173 in 2022 as a result of an increase in our sales as mentioned above.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $333,358.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: New York Business Development Corporation

Amount Owed: $110,462.58

Interest Rate: 2.75%

Maturity Date: March 26, 2024

Creditor: New York Business Development Corporation

Amount Owed: $58,694.24

Interest Rate: 2.25%

Maturity Date: July 03, 2025

Creditor: New York Business Development Corporation

Amount Owed: $58,375

Interest Rate: 2.75%

Maturity Date: July 29, 2026

Creditor: Empire State Certified Development Corporation

Amount Owed: $108,381.52

Interest Rate: 2.75%

Maturity Date: July 29, 2026

Creditor: Bank of America

Amount Owed: $33.80

Interest Rate: 13.24%

Maturity Date: January 01, 2050

Creditor: Bank of America

Amount Owed: $-5,133.63

Interest Rate: 13.24%

Maturity Date: January 01, 2050

Creditor: Bank of America

Amount Owed: $686.76

Interest Rate: 13.24%

Maturity Date: January 01, 2050

Creditor: American Express

Amount Owed: $11,345.26

Interest Rate: 1.5%

Maturity Date: January 01, 2050

Creditor: American Express

Amount Owed: $6,552.22

Interest Rate: 29.99%

Maturity Date: January 01, 2050

Creditor: Dwight Funding

Amount Owed: $-6,128.59

Interest Rate: 13.5%

Maturity Date: December 04, 2020

Revolving Line of Credit As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Grayson M. Laird

Grayson M. Laird's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, President and CEO

Dates of Service: June, 2011 - Present

Responsibilities: Grady sets the vision for the company, leads strategy, R&D, and ensures project execution and alignment with the company's goals. Grady's salary is $100,000/year.

Other business experience in the past three years:

Employer: Evergreen

Title: Board Member

Dates of Service: July, 2016 - Present

Responsibilities: Evergreen is a membership organization that champions manufacturing, creative production, and industrial service businesses in North Brooklyn and beyond. We connect businesses with resources and opportunities to help create and maintain high quality jobs at all skill levels.

Name: David J. Sands

David J. Sands's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder/Director of Sales

Dates of Service: September, 2011 - Present

Responsibilities: Dave leads our sales strategy, is the liaison on key retail accounts, is in charge of social media, and is the Grady's brand ambassador for outside collaborations/media. Dave's salary is $100,000/year.

Position: Secretary

Dates of Service: October, 2019 - Present

Responsibilities: Dave ensures all rules and bylaws of the organization are adhered to by the board during meetings and the implementation of board decisions. He is also in charge of all of the records and documentation for the organization.

Name: Kyle Buckley

Kyle Buckley's current primary role is with Pack Labs. Kyle Buckley currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director/Co-founder

Dates of Service: December, 2011 - Present

Responsibilities: Kyle's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

Employer: Pack Labs

Title: Cofounder/CEO

Dates of Service: July, 2019 - Present

Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Other business experience in the past three years:

Employer: Canopy Foods

Title: Co-founder/Board Member

Dates of Service: July, 2017 - July, 2019

Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Name: Michael McNamara

Michael McNamara's current primary role is with Lancium. Michael McNamara currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: July, 2013 - Present

Responsibilities: Michael's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

Employer: Lancium

Title: Co-founder/CEO

Dates of Service: October, 2017 - Present

Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Other business experience in the past three years:

Employer: Certified Holdings, LLC

Title: Chairman

Dates of Service: April, 2016 - Present

Responsibilities: To ensure that the board is effective in its task of setting and implementing the company's direction and strategy.

Name: Tim Boggs

Tim Boggs's current primary role is with Cadian Capital Management. Tim Boggs currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2017 - Present

Responsibilities: Tim's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

Employer: Cadian Capital Management

Title: Head of Business Development & Investor Relations

Dates of Service: September, 2015 - Present

Responsibilities: In charge of Business Development and communicating, on behalf of the company, with investors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Grayson Laird

Amount and nature of Beneficial ownership: 2,120,400.00

Percent of class: 50%

Title of class: Class A Common Stock

Stockholder Name: Amy M. Keller

Amount and nature of Beneficial ownership: 2,120,400.00

Percent of class: 50%

RELATED PARTY TRANSACTIONS

Name of Entity: Grayson Laird

Relationship to Company: Officer

Nature / amount of interest in the transaction: On December 19, 2018, the Company received $30,000 one of its founding members' Grady Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020, the outstanding balance of this loan is $30,000 and $2,899.34 in accrued interest.

Material Terms: · 10% interest rate · 20% discount rate · 8/31/2020 maturity date · The outstanding principal and accrued interest on the Notes are convertible into Class B Shares at $0.50 per share. · Upon an event of Acquisition, the holder of the Note shall receive the greater of (i) the amount equal to the outstanding principal and accrued interest, or (ii) the amount the holder would have received if the Note was converted immediately prior to the Acquisition. · Acquisition: An "Acquisition" shall mean the closing of: (w) a firm underwritten initial public offering of the Company's securities; (x) the sale, license, conveyance or disposition of all or substantially all of the assets of the Company; (y) the effectuation by the Company of a transaction or series of related transactions in which any Person (as defined below) becomes the beneficial owner of a majority of the voting power of the Company's shareholders, or (z) the consolidation, merger or other business combination of the Company with or into any other Person or Persons where shareholders of the Company immediately prior to the merger or consolidation do not hold a majority of the voting power of the survivor of the merger or consolidation , provided, however, an Acquisition shall not include any transaction where the Company's capital stock are sold or otherwise issued as part of an equity financing of the Company. · The Notes are senior to any new debt.

Name of Entity: Current Lender

Relationship to Company: Certain Lender

Nature / amount of interest in the transaction: On March 19, 2019, the Company issued a convertible promissory note to a certain lender in the amount of $220,000.

Material Terms: The loan has a 10% rate and all outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020 ,the outstanding balance of this loan is $220,000 and $21,266.43 in accrued interest.

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 4,240,800 issued.

Voting Rights

2 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 9,000,000 with a total of 7,616,745 issued.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Grady's Cold Brew, Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected We expect to generate a significant amount of growth from the investments we will make into marketing our product following this offering. However, it is possible that an increased marketing spend by competing brands will diminish our efforts. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment. We face significant market competition We will compete with larger, established CPG companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Grady's Cold Brew, Inc was formed on 10/11/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Grady's Cold Brew, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Grady's Cold Brew, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Grady's Cold Brew, Inc could harm our reputation and materially negatively impact our financial condition and business. This offering involves "'rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholder) and will have no such right. Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products. If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the RTD Coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages in general were to fall out of favor among domestic consumers, or if the domestic RTD Coffee industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows. The Company contains senior debt In case of a dissolution or liquidation, senior debt holders get distribution prior to investors. Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business. Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and beverage processing, grocery and quick-service restaurant sectors and could affect us as well. Any report linking us to the use of unclean water, food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our food and beverage products and possibly lead to product liability claims, litigation (including class actions) or damages. We are also continuing to incorporate more products in our beverage lineup that require refrigeration including non-dairy alternative products (such as almond milk). We also face risk by relying on third-party food suppliers to provide and transport ingredients and finished products to our stores. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, which make it more difficult to detect contamination or other defect in these products. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to recall products. In addition, instances of food or beverage-safety issues, even those involving solely the restaurants or stores of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the foodservice industry in general, adversely affect our sales. A decrease in customer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our stores, product recalls or food or beverage-safety claims or litigation, could materially harm our business and results of operations. Some of our products contain caffeine, non-dairy products, and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion that excessive consumption of caffeine, dairy products, sugar and other compounds can lead to a variety of adverse health effects. Particularly in the U.S., there is increasing consumer awareness of health risks, including obesity, due in part to increased publicity and attention from health organizations, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. An unfavorable report on the health effects of caffeine or other compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of beverages, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our beverages and food products and could materially harm our business and results of operations. Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results. We purchase high-quality whole bean arabica coffee and related coffee products. The price of coffee is subject to significant volatility and has and may again increase significantly due to one or more of the factors described below. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established. These are known as price-to-be-fixed contracts. The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our profitability. Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability. Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Grady's Cold Brew, Inc.

By   /s/ _Grayson M. Laird_

      Name: <u>Grady's Cold Brew, Inc.</u>

      Title: CEO, Grady's Cold Brew, Inc.

Exhibit A

FINANCIAL STATEMENTS

I, Grayson M. Laird, the Chief Executive Officer of Grady's Cold Brew Inc., hereby certify that the financial statements of Grady's Cold Brew Inc., and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $6,854,444; taxable income of -$-107,380 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/25/23 (Date of Execution).



(Signature)

CEO (Title)

4/25/23 (Date)

GRADY'S COLD BREW INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2022 AND DECEMBER 31, 2021

GRADY'S COLD BREW INC
Index to Financial Statements
(unaudited)

GRADY'S COLD BREW INC
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	333,358	271,677
Account Receivable	345,588	385,971
Inventories	405,173	305,387
Prepaid and other Current Assets	36,941	23,608
Total Current Assets	1,121,060	986,643
Fixed Assets		
Property and equipment, net	326,625	340,098
Intangible assets, net	14,017	14,017
Other assets	31,500	66,614
Total Non Current Assets	372,142	420,729
TOTAL ASSETS	$ 1,493,202	$ 1,407,373
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	257,280	192,528
Convertible note		
Credit Cards	20,817	8,225
Short term loan		
Lease Obligation	7,632	35,595
Note payable-Current portion	152,024	152,024
Loan Payable-Current portion	5,289	5,289
Other Current Liabilities	175,240	142,537
Total Current Liabilities	618,282	536,199
Non-Current Liabilities		
Loans payable	153,169	153,392
Note payable	183,890	305,203
Total Non-Current Liabilities	337,058	458,595
Total Liabilities	955,340	994,794
Equity		
Members equity		
Common Stock- Class A	584,046	584,046
Common Stock- Class B	2,660,118	2,646,084
Equity issuance cost	(35,005)	(32,027)
Retained Earnings/(Accumulated deficit)	(2,769,459)	(2,882,628)
Net Income	98,162	97,104
Total stockholders' equity	537,862	412,579
TOTAL LIABILITIES & EQUITY	$ 1,493,202	$ 1,407,373

4

GRADY'S COLD BREW INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

	December 31, 2022	December 31, 2021
Revenue	$ 6,854,444	$ 6,328,389
Cost of Goods Sold	3,452,271	2,972,072
Gross Margin	3,402,173	3,356,317
Expenses		
Advertising and Marketing	431,441	562,493
General and Administrative Expenses	2,772,143	2,719,194
Total Expense	3,262,476	3,281,686
Operating Income/(Loss)	139,697	74,630
Non Operating Expenses		
Interest Expense	(37,682)	
Other (Loss)/Income	5,364	22,474
Total Other Income (Expense)	(32,318)	22,474
Provision/Benefit for income taxes	(9,217)	-
Net income/(Loss) attributable to noncontrolling interest		
Net income/(Loss)	$ 98,162	$ 97,104

5

GRADY'S COLD BREW INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

	Common stock- Class A		Common Stock- Class B		Equity Issuance Cost	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance- December 31, 2020	4,240,800	$ 584,046	7,360,730	$ 2,306,471	(17,269)	$ (2,882,628)	$ (9,380)
Issuance of shares			49,774	339,613	(14,759)	-	324,854
Net income (loss)	-	-	-	-	-	97,104	97,104
Balance at December 31, 2021	4,240,800	584,046	7,410,504	2,646,084	(32,027)	(2,785,523)	412,579
Issuance of shares			4,447,041	14,034	(2,977)	-	11,057
Net income (loss)	-	-	-	-	-	98,162	98,162
Prior Year Adjustment						16,064	16,064
Balance at December 31, 2022	4,240,800	$ 584,046	11,857,545	$ 2,660,118	$ (35,005)	$ (2,671,297)	$ 537,862

GRADY'S COLD BREW INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(unaudited)

	December 31, 2022	December 31, 2021
Cash flows from operating activities		
Net income	$ 98,162	$ 97,104
Depreciation	74,120	67,949
Bad debt expense		
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts receivable	40,383	(4,927)
Inventory	(99,786)	(5,327)
Prepaid expenses and other current assets	(13,333)	30,071
Accounts payable and accrued expenses	64,752	57,049
Credit Cards	12,591	(127,110)
Other current liabilities	32,703	(25,339)
Net Cash Provided By Operating Activities:	**209,592**	**89,470**
Cash flows from Investing Activities		
Purchases of property and equipment	(29,621)	(46,192)
Other assets	20,152	33,168
Net Cash used in investing activities	**(9,469)**	**(13,024)**
Cash flows from Financing activities		
Loan Payable	(223)	(49,319)
Lease Obligation	(27,963)	35,595
Convertible Notes		(269,455)
Note Payable	(121,313)	-
Contribution/(Distribution)	11,057	324,854
Net cash received from financing activities	**(138,442)**	**41,675**
Net (decrease) increase in cash, cash equivalents and resttricted cash	61,681	118,120
Cash, cash equivalents and restricted cash at beginning of period	271,677	153,557
Cash and cash equivalents at end of period	**$ 333,358**	**$ 271,677**

7

NOTE 1 – NATURE OF OPERATIONS

Grady's Cold Brew Inc. was previously formed as Kebapolis LLC dba Grady's Cold Brew LLC on June 07, 2011, in the state of New York. The company converted to a C Corporation, Kebapolis Inc, on October 11, 2019 in the state of New York. The financial statements of Kebapolis LLC dba Grady's Cold Brew, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bronx, New York.

We are a New Orleans–style cold brew that started as a bottled concentrate in 2011, now available in ready to drink, and brew-it-yourself interpretations. Our products are roasted, blended, and brewed in NYC. We cold brew a special blend of coffee, chicory, and spices for twenty hours, resulting in a velvety-smooth cup with every pour.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash

equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and December 31, 2021, accounts receivable were $345,588 and $385,971, respectively.

Inventories
Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method. The company inventory was in the amount of $405,173 and $305,387 respectively as of December 31, 2022 and 2021 respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.
Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	3-5 years
Computers & Data Equipment	3 years
Vehicles	3 years
Production M&E	3 years
Warehouse M&E	3 years
Leasehold Improvements	3 years

As of December 31, 2022, and 2021, property and equipment were in the amount of $301,150 and $340,098, respectively.

Intangible Assets

The Company capitalizes its trademarks, which includes filing and related attorney fees. Trademark costs are indefinitely lived. As of December 31, 2022, and 2021, intangible assets were in the amount of $14,017 and $14,017, respectively.

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues primarily from the sale of its cold brew that is roasted, blended, and brewed in New York City.

Income Taxes
Grady's Cold Brew Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures. The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 5 – DEBT

SBA Loans

The Company received several loans from the U.S Small Business Administration (SBA).

On November 26, 2013, the Company received a loan in the amount of $415,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of prime plus 2.75% and matures on March 26, 2024. The total outstanding balances as of December 31, 2022, and December 31, 2021, were $58,375 and $104,933, respectively.

On March 3, 2015, the Company received a second loan from the SBA's New York Business Development Corporation in the amount of $200,000. The loan carries an interest rate of prime plus 2.25% and matures on July 3, 2025. The total outstanding balances as of December 31, 2022, and December 31, 2021, were $58,694 and $79,628, respectively.

On March 29, 2016, the Company received a third loan from the SBA's New York Business Development Corporation in the amount of $250,000. The loan carries an interest rate of prime plus 2.75% and matures on July 29, 2026. The total outstanding balances as of December 31, 2022, and December 31, 2021, were $110,463 and $137,629, respectively.

On March 29, 2016, the Company received a loan from the SBA's Empire State Certified Development Corporation in the amount of $250,000. The loan carries an interest rate of prime plus 2.75% and matures on July 29, 2026. The total outstanding balances as of December 31, 2022, and December 31, 2021, were $108,381 and $135,036, respectively.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022		
2023	$	152,024
2024		104,795
2025		78,894
2026		201
Thereafter		-
Total	**$**	**335,913**

EIDL Loan

On May 23, 2020, the Company received an EIDL loan from the SBA's the amount of $150,000. The loan carries an interest rate of 3.75% and matures on May 23, 2050. The total outstanding balances as of December 31, 2022, and December 31, 2021, were $158,681 and $158,681, respectively.

Lease

The Company entered into a finance lease agreement for equipment. The lease have original lease periods expiring in 2023. As of December 31, 2022, the lease outstanding amounted to $7,632.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
The Company's authorized share capital consisted of 14,000,000 common shares with no par value. Out of total amount of authorized shares, 5,000,000 shares pertain to common shares Class A and 9,000,000 shares pertain to common shares Class B.

As of December 31, 2022, and December 31, 2021, 4,240,800 shares of Class A Common Stock have been issued and outstanding. As of December 31, 2022, and December 31, 2022, 11,857,545 shares and 7,410,504 shares of Class B Common Stock were issued and outstanding, respectively.

NOTE 7 – COMMITMENT AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 8 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through March 25, 2023 which is the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, /Grayson M. Laird/, Principal Executive Officer of Grady's Cold Brew, Inc., hereby certify that the financial statements of Grady's Cold Brew, Inc. included in this Report are true and complete in all material respects.

/Grayson M. Laird/

CEO, Grady's Cold Brew, Inc.